November 16, 2006

Harris Associates LP

Attn: General Counsel

Two North La Salle Street, Suite 500

Chicago, IL 60602-3790

Re: Amendment to Schedule B

Dear Sir or Madam:

This letter agreement serves to amend Schedule B (“Schedule B”) to our investment sub-advisory agreement, dated January 11, 2002, as amended on March 26, 2003, May 29, 2003, December 2, 2004 and February 1, 2006, (the “Agreement”).

The amended Schedule B reflects an additional breakpoint with respect to the sub-advisory fees. Amended Schedule B shall replace the existing Schedule B.

The Agreement otherwise remains unchanged and shall continue in full force and effect.

In the space provided below, please acknowledge your agreement to the foregoing.

Very truly yours,

Charles Schwab Investment Management, Inc.

By:	/s/ Evelyn Dilsaver

Name:	Evelyn Dilsaver
Title:	President and Chief Executive Officer

ACKNOWLEDGED AND AGREED TO:

Harris Associates LP

By:	/s/ Janet L. Reali
Name:	Janet L. Reali
Title:	General Counsel

SCHEDULE B

TO THE

INVESTMENT SUB-ADVISORY AGREEMENT

BETWEEN

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

AND

HARRIS ASSOCIATES LP

FEES

The Managed Assets of all Funds will be aggregated for purposes of calculating the fees. Fees will be aggregated for all Funds managed by Sub-Adviser and will be accrued each day by applying to the Net Asset Value of the Managed Assets for all Funds at the end of that day, the daily rate, using a 365-day year, equivalent to the applicable fee percentage set forth below (“Company Percentage”). Fees will be paid within 30 days following the end of each calendar quarter.

COMPANY PERCENTAGE

60 Basis points on the first $125 million

57.5 Basis points on the next $125 million

55 Basis points on amounts over $250 million

50 Basis points on amounts over $500 million

Effective Date of this Schedule B: January 1, 2007